SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 3

Eagle Supply Group, Inc.

(Name of Subject Company (Issuer))

Gulfside Supply, Inc.

Gulfco Acquisition, Inc.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

269894 10 1

(CUSIP Number of Common Stock)

James S. Resch, President

Gulfside Supply, Inc.

501 North Reo Street

Tampa, Florida 33609

(813) 636-9808

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

David C. Shobe, Esq.

David M. Doney, Esq.

Fowler White Boggs Banker P.A.

501 East Kennedy Boulevard

Suite 1700

Tampa, Florida 33602

(813) 228-7411

CALCULATION OF FILING FEE

Transaction Value*	Amount of Filing Fee
$34,199,000	$4,333.01

*	Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase of (i) 10,265,455 of common stock, par value $0.001 per share, of Eagle Supply Group, Inc. (the “Shares”), representing all of the outstanding Shares, and (ii) 5,279,545 Shares reserved for issuance upon exercise of outstanding options and warrants to purchase Shares, in each case as of August 5, 2004.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$6,840	Filing Party:	Gulfside Supply, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	August 16, 2004

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☐	going private transaction subject to Rule 13e-3
☒	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer ☒

CUSIP No. 269894101	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Gulfside Supply, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 59-1431473
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION FL

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER See Note (1) below 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER See Note (1) below

11	AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON See Note (1) below
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED IN ROW (11) See Note (1) below
14	TYPE OF REPORTING PERSON CO

(1)	On September 22, 2004 (the “Effective Time”), pursuant to the Agreement and Plan of Merger, dated August 5, 2004, as amended (the “Merger Agreement”), by and among Gulfside Supply, Inc. (“Gulfside”), Gulfco Acquisition, Inc. (the “Purchaser”), and Eagle Supply Group, Inc. (the “Company”), the merger of the Company with and into the Purchaser (the “Merger”) was consummated. As a result of the Merger, as of the Effective Time (a) all issued and outstanding Shares (other than Shares held by Gulfside, the Purchaser or any other wholly owned subsidiary of Gulfside or by the Company as treasury stock, and Shares held by stockholders of the Company, if any, who exercise their dissenters rights) were automatically converted into the right to receive $2.20 per share in cash, and (b) each issued and outstanding share of the Purchaser remained issued and outstanding. Gulfside, the holder of all one hundred (100) issued and outstanding shares of common stock of the Purchaser, thus remained the owner of one hundred (100) shares of common stock of the Purchaser, representing 100% of the issued and outstanding shares of the surviving corporation.

CUSIP No. 269894101	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Gulfco Acquisition, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 20-1469750
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER See Note (1) below 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER See Note (1) below

11	AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON See Note (1) below
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED IN ROW (11) See Note (1) below
14	TYPE OF REPORTING PERSON CO

(1)	On September 22, 2004 (the “Effective Time”), pursuant to the Agreement and Plan of Merger, dated August 5, 2004, as amended (the “Merger Agreement”), by and among Gulfside Supply, Inc. (“Gulfside”), Gulfco Acquisition, Inc. (the “Purchaser”), and Eagle Supply Group, Inc. (the “Company”), the merger of the Company with and into the Purchaser (the “Merger”) was consummated. As a result of the Merger, as of the Effective Time (a) all issued and outstanding Shares (other than Shares held by Gulfside, the Purchaser or any other wholly owned subsidiary of Gulfside or by the Company as treasury stock, and Shares held by stockholders of the Company, if any, who exercise their dissenters rights) were automatically converted into the right to receive $2.20 per share in cash, and (b) each issued and outstanding share of the Purchaser remained issued and outstanding. Gulfside, the holder of all one hundred (100) issued and outstanding shares of common stock of the Purchaser, thus remained the owner of one hundred (100) shares of common stock of the Purchaser, representing 100% of the issued and outstanding shares of the surviving corporation.

CUSIP No. 269894101	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS James S. Resch I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER See Note (1) below 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER See Note (1) below

11	AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON See Note (1) below
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED IN ROW (11) See Note (1) below
14	TYPE OF REPORTING PERSON IN

(1)	On September 22, 2004 (the “Effective Time”), pursuant to the Agreement and Plan of Merger, dated August 5, 2004, as amended (the “Merger Agreement”), by and among Gulfside Supply, Inc. (“Gulfside”), Gulfco Acquisition, Inc. (the “Purchaser”), and Eagle Supply Group, Inc. (the “Company”), the merger of the Company with and into the Purchaser (the “Merger”) was consummated. As a result of the Merger, as of the Effective Time (a) all issued and outstanding Shares (other than Shares held by Gulfside, the Purchaser or any other wholly owned subsidiary of Gulfside or by the Company as treasury stock, and Shares held by stockholders of the Company, if any, who exercise their dissenters rights) were automatically converted into the right to receive $2.20 per share in cash, and (b) each issued and outstanding share of the Purchaser remained issued and outstanding. Gulfside, the holder of all one hundred (100) issued and outstanding shares of common stock of the Purchaser, thus remained the owner of one hundred (100) shares of common stock of the Purchaser, representing 100% of the issued and outstanding shares of the surviving corporation.

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, as amended (the “Statement”), originally filed with the Securities and Exchange Commission (the “Commission”) on August 16, 2004, by Gulfco Acquisition, Inc., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Gulfside Supply, Inc., a Florida corporation (“Gulfside”), relating to a tender offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.0001 per share, of Eagle Supply Group, Inc., a Delaware corporation (the “Company”), for a purchase price of $2.20 per share (the “Shares”), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 16, 2004, a copy of which is filed as Exhibit (a)(1)(A) to the Statement (the “Offer to Purchase”), and in the related Letter of Transmittal, a copy of which is filed as Exhibit (a)(1)(B) to the Statement (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the “Offer”). Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Statement.

This Amendment also amends, supplements, and constitutes Amendment No. 1 to the Schedule 13D (the “Schedule 13D”) filed by the Purchaser, Gulfside, and James S. Resch on August 16, 2004, with the Commission with respect to the Shares.

Items 1, 4, 8, and 11 of the Statement and Item 5 of the Schedule 13D.

Items 1, 4, 8, and 11 of the Statement and Item 5 of the Schedule 13D are hereby amended and supplemented to include the following:

The Offer expired at 12:00 midnight, New York City time, on Tuesday, September 21, 2004. According to SunTrust Bank, which is serving as the Depository in connection with the Offer, as of September 21, 2004, 9,563,553 shares of Eagle common stock, representing approximately 93.2% of the outstanding shares of Eagle common stock, were validly tendered into the Offer and not withdrawn pursuant to the Offer. Gulfside, through Gulfco, has accepted for payment all shares validly tendered and not withdrawn in the Offer.

On September 22, 2004 (the “Effective Time”), pursuant to the Agreement and Plan of Merger, dated August 5, 2004, as amended (the “Merger Agreement”), by and among Gulfside, the Purchaser, and the Company, the merger of the Company with and into the Purchaser (the “Merger”) was consummated without a vote or meeting of Eagle stockholders, in accordance with Delaware law. As a result of the Merger, as of the Effective Time (a) all issued and outstanding Shares (other than Shares held by Gulfside, the Purchaser or any other wholly owned subsidiary of Gulfside or by the Company as treasury stock, and Shares held by stockholders of the Company, if any, who exercise their dissenters rights) were automatically converted into the right to receive $2.20 per share in cash, and (b) each issued and outstanding share of the Purchaser remained issued and outstanding. Gulfside, the holder of all one hundred (100) issued and outstanding shares of common stock of the Purchaser, thus remained the owner of one hundred (100) shares of common stock of the Purchaser, representing 100% of the issued and outstanding shares of the surviving corporation.

On September 22, 2004, Gulfside issued a press release announcing the results of the Offer and announcing that Eagle will be merged with and into the Purchaser. The full text of the press release is attached hereto as Exhibit (a)(5)(B) to the Statement, is incorporated by reference as Exhibit 9 to the Schedule 13D, and is incorporated herein by reference.

Item 7 of the Statement and Item 3 of the Schedule 13D.

Item 7 of the Statement and Item 3 of the Schedule 13D are hereby amended and supplemented by adding the following paragraphs to (i) the end of the section entitled “9. Source and Amount of Funds” in the Offer to Purchase and (ii) the end of Item 3 of the Schedule 13D:

On September 22, 2004, Gulfside entered into a Loan and Security Agreement dated as of September 22, 2004 (the “BABC Loan Agreement”), among Gulfside and certain related borrowers, BABC, as agent, and the lenders party thereto, relating to the BABC Credit Facilities and containing substantially the same terms described above. A copy of the BABC Loan Agreement is attached hereto as Exhibit (b)(3) to the Statement, is incorporated by reference as Exhibit 10 to the Schedule 13D, and is incorporated herein by reference.

On September 21, 2004, Mr. Resch entered into a Loan Agreement dated as of September 21, 2004 (the “SunTrust Loan Agreement”), between Mr. Resch and SunTrust, relating to the SunTrust Credit Facilities and containing substantially the same terms described above. A copy of the SunTrust Loan Agreement is attached hereto as Exhibit (b)(4) to the Statement, is incorporated by reference as Exhibit 11 to the Schedule 13D, and is incorporated herein by reference.

Item 12 of the Statement.

Item 12 of the Statement is hereby amended and supplemented to include the following exhibits:

(a)(5)(B)	Press release issued by Gulfside on September 22, 2004.

(b)(3)	Loan and Security Agreement dated as of September 22, 2004, among Gulfside and certain related borrowers, Fleet Capital Corporation, as agent, and the lenders party thereto.

(b)(4)	Loan Agreement dated as of September 21, 2004, between James S. Resch and SunTrust Bank.

Item 7 of the Schedule 13D.

Item 7 of the Schedule 13D is hereby amended and supplemented to include the following exhibits:

9	Press release issued by Gulfside on September 22, 2004 (incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO).

10	Loan and Security Agreement dated as of September 22, 2004, among Gulfside and certain related borrowers, Fleet Capital Corporation, as agent, and the lenders party thereto (incorporated by reference to Exhibit (b)(3) to the Schedule TO).

11	Loan Agreement dated as of September 21, 2004, between James S. Resch and SunTrust Bank (incorporated by reference to Exhibit (b)(4) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 22, 2004

GULFSIDE SUPPLY, INC.

BY:	/s/ James S. Resch
NAME:	James S. Resch
TITLE:	President

GULFCO ACQUISITION, INC.

BY:	/s/ James S. Resch
NAME:	James S. Resch
TITLE:	President

(As to Amendment No. 1 to the Schedule 13D):

/s/ James S. Resch
NAME:	James S. Resch

EXHIBIT INDEX

TO SCHEDULE TO

Exhibit No.	Description of Exhibit
(a)(5)(B)	Press release issued by Gulfside on September 22, 2004.

(b)(3)	Loan and Security Agreement dated as of September 22, 2004, among Gulfside and certain related borrowers, Fleet Capital Corporation, as agent, and the lenders party thereto.

(b)(4)	Loan Agreement dated as of September 21, 2004, between James S. Resch and SunTrust Bank.

EXHIBIT INDEX

TO SCHEDULE 13D

Exhibit No.	Description of Exhibit
9	Press release issued by Gulfside on September 22, 2004.

10	Loan and Security Agreement dated as of September 22, 2004, among Gulfside and certain related borrowers, Fleet Capital Corporation, as agent, and the lenders party thereto.

11	Loan Agreement dated as of September 21, 2004, between James S. Resch and SunTrust Bank.